EXHIBIT  1

FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To: Ariel Way, Inc.

(1)    The undersigned Warrant Holder hereby elects to purchase         shares of Common Stock of Ariel Way, Inc. (the “ Warrant Stock ”), pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price for such shares in full or accepts cancellation of indebtedness of the Company to the Warrant Holder of the same equal amount.

(2)    In exercising the Warrant, the undersigned Warrant Holder hereby confirms and acknowledges that the representations and warranties set forth in Section 5 of the Warrant as they apply to the undersigned Warrant Holder continue to be true and correct as of this date.

(3)    Please issue a certificate or certificates representing such shares of Warrant Stock in the name specified below:

(Name)

(Address)

(City, State, Zip Code)

(Federal Tax Identification Number)

(Date)